Teva and Alexza Announce Teva’s License
to Market ADASUVE® in the U.S.

Adasuve® (loxapine) inhalation powder is approved in the U.S. for the acute treatment of agitation associated with schizophrenia and bipolar disorder

North Wales, PA & Mountain View, CA — May 8, 2013 - Teva Pharmaceuticals USA, Inc., a subsidiary of Teva Pharmaceutical Industries Ltd (NYSE: TEVA), and Alexza Pharmaceuticals, Inc. (NASDAQ: ALXA) announced today that the companies have entered into an exclusive U.S. license and supply agreement for ADASUVE (loxapine) inhalation powder 10 mg for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults. Teva will be responsible for all U.S. commercial and clinical activities for ADASUVE, including U.S. post-approval clinical studies, and has gained rights to conduct additional clinical trials of ADASUVE for potential new indications in neurological disorders. Alexza will be responsible for manufacturing and supplying ADASUVE to Teva for commercial sales and clinical trials.

“Approximately 4 to 5 million patients with bipolar I disorder or schizophrenia in the U.S. experience and seek treatment for agitation episodes,” stated Larry Downey, President, North America Specialty Medicines. “This agreement reflects our business development strategy to pursue opportunities in our core therapeutic areas where we can apply our expertise and experience to enhance treatment options for patients. ADASUVE is a compelling addition to our U.S. Specialty Medicines portfolio, and we look forward to working with Alexza as we commercialize this important treatment option.”

“Teva brings an established commercial presence in hospital and psychiatric markets. ADASUVE is approved to address agitation episodes in the hospital-setting, providing a fast-acting, non-coercive treatment option to patients with schizophrenia and bipolar I disorder,” said Thomas B. King, Alexza President and CEO. “Teva has considerable strength and market presence with the Teva Select Brands group, and we are confident of their ability to deliver commercial success for this important new product.”

Under the terms of the license and supply agreement, Alexza will receive an upfront cash payment of $40 million and is eligible to receive up to $195 million in additional milestone payments, based upon successful completion of the ADASUVE post-approval studies in the U.S. and achieving net sales targets. In addition, Teva will make tiered, royalty payments based on net commercial sales of ADASUVE.

Teva also will make available up to $25 million to Alexza via a five-year convertible note and agreement to lend, which Alexza may access to support its ADASUVE activities. Alexza may prepay up to 50 percent of the outstanding amount at any time prior to maturity. Teva may convert, at maturity, all or a portion of the then outstanding amount under the note into equity of Alexza.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

About Alexza Pharmaceuticals, Inc.
Alexza Pharmaceuticals is focused on the research, development and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions, including agitation, acute repetitive seizures and insomnia. Alexza’s products are based on the Staccato® system, a hand-held inhaler that is designed to deliver a drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner.

ADASUVE (Staccato loxapine), Alexza’s first approved product, was approved by the U.S. Food and Drug Administration in December 2012 and by the European Medicines Agency in February 2013. Teva Pharmaceutical USA Inc. is Alexza’s commercial partner for ADASUVE in the U.S. Grupo Ferrer Internacional, S.A. is Alexza’s commercial partner for ADASUVE in Europe, Latin America, Russia and the Commonwealth of Independent States countries.

For more information about Alexza, the Staccato system technology or the Company’s development programs, please visit www.alexza.com. For more information about ADASUVE, please visit www.adasuve.com.

ADASUVE® and Staccato® are registered trademarks of Alexza Pharmaceuticals, Inc.

ADASUVE Partial Prescribing Information (U.S.)
Please click here for Full Prescribing Information, including Boxed WARNINGS.

INDICATIONS AND USAGE

ADASUVE is a typical antipsychotic indicated for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults. Efficacy was demonstrated in 2 trials in acute agitation: one in schizophrenia and one in bipolar I disorder.
Limitations of Use: ADASUVE must be administered only in an enrolled healthcare facility.

IMPORTANT SAFETY INFORMATION

WARNING: BRONCHOSPASM and INCREASED MORTALITY IN ELDERLY PATIENTS WITH DEMENTIA-RELATED PSYCHOSIS.

Bronchospasm:

•	ADASUVE can cause bronchospasm that has the potential to lead to respiratory distress and respiratory arrest

•	ADASUVE is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the ADASUVE REMS

•	Administer ADASUVE only in an enrolled healthcare facility that has immediate access on-site to equipment and personnel trained to manage acute bronchospasm, including advanced airway management (intubation and mechanical ventilation)

Increased Mortality in Elderly Patients with Dementia-Related Psychosis:

•	Elderly patients with dementia-related psychosis treated with antipsychotic drugs are at an increased risk of death. ADASUVE is not approved for the treatment of patients with dementia-related psychosis

CONTRAINDICATIONS:
ADASUVE is contraindicated in patients with the following:

•	Current diagnosis or history of asthma, chronic obstructive pulmonary disease (COPD), or other lung disease associated with bronchospasm

•	Acute respiratory signs / symptoms (e.g., wheezing)

•	Current use of medications to treat airways disease, such as asthma or COPD

•	History of bronchospasm following ADASUVE treatment

•	Known hypersensitivity to loxapine and amoxapine

WARNINGS AND PRECAUTIONS:

•	Neuroleptic Malignant Syndrome: May develop in patients treated with antipsychotic drugs. Discontinue treatment

•	Hypotension and Syncope: Use with caution in patients with known cardiovascular or cerebrovascular disease

•	Seizure: Use with caution in patients with a history of seizures or with conditions that lower the seizure threshold

•	Potential for Cognitive and Motor Impairment: Use caution when driving or operating machinery

•	Cerebrovascular Adverse Reactions: Increased incidence of stroke and transient ischemic attack in elderly patients with dementia-related psychosis treated with antipsychotic drugs

ADVERSE REACTIONS:
The most common adverse reactions (incidence = 2% and greater than placebo) in clinical studies in patients with agitation treated with ADASUVE were dysgeusia, sedation, throat irritation.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Alexza’s Safe Harbor Statement

This news release and the planned conference call will contain forward-looking statements that involve significant risks and uncertainties. Any statement describing the Company’s expectations or beliefs is a forward-looking statement, as defined in the Private Securities Litigation Reform Act of 1995, and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of developing and commercializing drugs, including the ability for Teva and Ferrer to effectively and profitably commercialize ADASUVE, and the Company’s ability to raise additional funds and the potential terms of such potential financings. The Company’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning Alexza’s business are described in additional detail in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s other Periodic and Current Reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.